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                                               Filed By Micron Electronics, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company:  Interland, Inc.
                                                   Commission File No. 333-61368

On August 6, 2001, Micron Electronics issued the following press release announcing approval of the proposed merger with Interland by the shareholders of both Micron Electronics and Interland.

FOR IMMEDIATE RELEASE
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
CONTACTS:
Kelly Kenneally                                    Sara Stutzenstein
Micron Electronics Media Relations                 Interland Media Relations
208.890.8432                                       404-720-3738
krkenneally@hostpro.com                            stutz@interland.net
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Erik Heinicke                                      Nancy de Jonge
Micron Electronics Investor Relations              Interland Investor Relations
415.717.9470                                       877-216-3820
jeheinicke@hostpro.com                             ndeJonge@interland.com
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                  MICRON ELECTRONICS AND INTERLAND SHAREHOLDERS
                               APPROVE ACQUISITION

NAMPA, IDAHO AND ATLANTA, AUGUST 6, 2001 - Shareholders of Micron Electronics, Inc. (Nasdaq: MUEI) and Interland, Inc. (Nasdaq: ILND) today overwhelmingly approved the acquisition of Interland by Micron Electronics during separate shareholder meetings held in Atlanta.


Of the Micron Electronics shareholder votes cast, more than 99 percent were in favor of the transaction, which represents more than 71 percent of the votes entitled to be cast. Of the Interland shareholder votes cast, more than 99 percent were in favor of the transaction, which represents more than 63 percent of the votes entitled to be cast. The transaction is expected to be completed later today.


"Clearly, our shareholders agree that combining Micron Electronics and Interland is a winning proposition," said Joel J. Kocher, chairman and chief executive officer of Micron Electronics. "With the closure of this acquisition, we effectively double the size of our hosting business, creating the leading business-class Web hosting company focused on the small and medium enterprise market. The combination gives us the scale to achieve efficiencies and synergies that allow us to drive to profitability and return value to our shareholders," said Kocher.


"Interland is excited about the prospects for our new combined company," said Ken Gavranovic, Interland's chief executive officer. "Not only do we gain scale and efficiency, but with more than $200 million in cash and very low debt, we are fully funded and positioned to take advantage of a consolidating market."

The companies announced the signing of a definitive merger agreement on March 23, 2001. Upon completion of the transaction, Micron Electronics will change its name to Interland, Inc. and will move its headquarters to Atlanta.

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ABOUT MICRON ELECTRONICS AND HOSTPRO
Micron Electronics, Inc. (Nasdaq: MUEI) is the parent company of HostPro, Inc., a leading provider of infrastructure, Web site, and hosted software applications to small and medium businesses around the world. HostPro manages more than 147,000 hosted Web sites and more than 79,700 paid hosting accounts. More information about Micron Electronics can be found at www.micronelectronics.com. More information about HostPro can be found at www.hostpro.com.

ABOUT INTERLAND
Interland, Inc. is a leader in providing managed Web hosting. According to International Data Corporation (IDC), Interland is the sixth largest hosting company in terms of total customer accounts. The company provides a full spectrum of managed hosting services, as well as e-commerce solutions, Web design, and business applications hosting. More information about Interland can be found at www.interland.com.

FORWARD-LOOKING STATEMENTS
Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: the timing of the completion of the merger between Micron Electronics and Interland; certain expected effects of the merger, including the expected doubling in size of Micron Electronics' hosting business, the expected cash resources of the combined company as of the closing and the achievement of efficiencies and synergies as a result of increased scale; the combined company's intention to drive toward profitability and to take advantage of the consolidating market; and expected growth opportunities of the Web hosting market. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: unexpected delays in completing the merger; failure to achieve the expected benefits of the merger due to, for example, larger than expected expenses associated with the integration of Micron Electronics and Interland or lower than expected cost synergies; risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration; the effects of competition; the ability to operate within budgeted expense levels; the ability to expand the customer base of the combined company; general economic conditions; quarterly fluctuations in operating results; the loss of customers with failing businesses; customer acceptance of new products and services; and the retention of key employees of Micron Electronics, HostPro and Interland. Certain of these and other risks associated with Micron Electronics' and Interland's businesses are discussed in more detail in their public filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K, their Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:
Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger because it contains important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission, and Micron Electronics and Interland have mailed a joint proxy statement/prospectus about the merger to their respective shareholders. Such joint proxy

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statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.


Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger are available in the joint proxy statement/prospectus. Micron Electronics' Proxy Statement for the 2000 Annual Meeting and the joint proxy statement/prospectus are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger are available in the joint proxy statement/prospectus. Interland's Form 10-K, as amended, and the joint proxy statement/prospectus are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

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